Exhibit 99.1

NEWS RELEASE

NEW PACIFIC REPORTS FINANCIAL RESULTS FOR
THE THREE AND NINE MONTHS ENDED MARCH 31, 2022

VANCOUVER, BRITISH COLUMBIA – MAY 11, 2022: New Pacific Metals Corp. (“New Pacific” or the “Company”) reports its unaudited consolidated financial results for the three and nine months ended March 31, 2022, the third quarter of fiscal 2022. All figures are expressed in US dollars unless otherwise stated.

QUARTERLY HIGHLIGHTS

  Reported assay results of the 2021-2022 drill program at Silver Sand Project. The 2021 drill programs comprise structural orientation drilling, step-out and infill drilling as well as exploration drilling. Assay results of all 55 holes completed in 2021 and results of 13 holes from 48 holes in 10,520 m completed during the quarter under the 2022 drill program have been received;

  Reported assay results of 25 drill holes from the discovery drill program completed in 2021 at the Carangas Silver-Gold Project. All drill holes with assay results intersected silver-rich polymetallic mineralization near surface with some deep holes intersecting a wide zone of gold mineralization below; and

  Maintained working capital of $34.7 million, sufficient to advance the Silver Sand Project, the Carangas Project and other regional exploration initiatives.

FINANCIAL RESULTS

Net loss attributable to equity holders of the Company for the three months ended March 31, 2022 was $1.41 million or $0.01 per share (three months ended March 31, 2021 – net loss of $1.69 million or $0.01 per share). The Company’s financial results were mainly impacted by the following: (i) operating expenses of $1.52 million compared to $1.60 million in the prior year quarter; (ii) income from investments of $0.12 million compared to $0.07 million in the prior year quarter; and (iii) foreign exchange loss of $0.04 million compared to loss of $0.16 million in the prior year quarter.

For the nine months ended March 31, 2022, net loss attributable to equity holders of the Company was $4.08 million or 0.03 per share compared to net loss of $4.59 million or 0.03 per share for the nine months ended March 31, 2021.

Operating expenses for the three and nine months ended March 31, 2022 were $1.52 million and $4.49 million, respectively (three and nine months ended March 31, 2021 - $1.60 million and $4.38 million, respectively).

Income from investments for the three months ended March 31, 2022 was $0.12 million (three months ended March 31, 2021 – $0.07 million) and is comprised of a $60,323 gain on the Company’s equity investments (three months ended March 31, 2021 – gain of $37,223), a $34,037 gain on bonds (three months ended March 31, 2021 – loss of $6,039), $nil income from dividends (three months ended March 31, 2021 – income of $1,411), and $30,500 interest earned from cash accounts (three months ended March 31, 2021 - $39,152).

For the nine months ended March 31, 2022, income from investments was $0.21 million (nine months ended March 31, 2021 – income of $0.61 million).

Foreign exchange loss for the three months ended March 31, 2022 was $0.04 million (three months ended March 31, 2021 – loss of $0.16 million). The Company holds a large portion of cash and short-term investments in USD to support its operations in Bolivia. Revaluation of these USD-denominated financial assets to their CAD functional currency equivalents resulted in unrealized foreign exchange gain or loss for the relevant reporting periods. During the three months ended March 31, 2022, the USD depreciated by 1.4% against the CAD (from 1.2678 to 1.2496) while in the prior year quarter the USD depreciated by 1.2% against the CAD (from 1.2732 to 1.2575).

For the nine months ended March 31, 2022, foreign exchange gain was $0.16 million (nine months ended March 31, 2021 – loss of $0.83 million).

Working Capital: As of March 31, 2022, the Company had working capital of $34.7 million.

PROJECT OVERVIEW

SILVER SAND PROJECT

On April 6, 2022, the Company reported the assay results of the 2021-2022 drill programs for the Silver Sand Project. The 2021 drill programs comprise structure orientation drilling, step-out and infill drilling as well as exploration drilling. Assay results of all 55 drill holes in 13,313.7 m completed in 2021 have been received. The 2022 drill program is planned at 15,000 m of infill and step-out drilling. The aim of the resource infill drilling is to improve the confidence in the continuity of mineralization in the core area of Silver Sand and upgrade resource categories, and the step-out drilling is to test the extension of the major mineralized zones up and down dip as well as on strike. As of the date of this news release, a total of 10,520 m in 48 holes were completed, for which assay results of 13 holes have been received.

For the three and nine months ended March 31, 2022, total expenditures of $1.02 million and $4.44 million, respectively (three and nine months ended March 31, 2021 - $0.88 million and $2.23 million, respectively) were capitalized under the project.

CARANGAS PROJECT

On June 29, 2021, the Company announced the commencement of an initial 2021 discovery drill program at the Carangas Project to test near-surface bulk-tonnage and high-grade vein-hosted silver-rich polymetallic targets centered on and adjacent to the historically exploited West and East Dome areas. Total drilling of 13,209 m was completed in 35 holes under the 2021 discovery drill program, defining a mineralized area of approximately 1,000 m long by 700 m wide and up to 400 m in depth. On February 10 and 23, 2022, the Company announced assays results of 25 drill holes, with the remaining 10 drill holes pending. All drill holes with assay results intersected silver-rich polymetallic mineralization near surface with some deep holes intersecting a wide zone of gold mineralization below.

Following the success of the 2021 discovery drill program, the Company has commenced a 2022 resource definition drill program during the quarter with initial planned meterage of 30,000 m which could be extended to 40,000 m or more if on-going drill results continue to be encouraging.

For the three and nine months ended March 31, 2022, total expenditures of $1.16 million and $3.13 million, respectively (three and nine months ended March 31, 2021 - $nil and $nil, respectively) were capitalized under the project.

SILVERSTRIKE PROJECT

During 2020, the Company’s exploration team completed reconnaissance and detailed mapping and sampling programs on the northern portion of the project. The results to date indicate good to excellent exploration potential for hosting narrow, high-grade, near-surface broad-zones of silver mineralization. The Company is planning a discovery drill program in 2022 to test the northern and central areas of the project.

For the three and nine months ended March 31, 2022, total expenditures of $0.03 million and $0.04 million, respectively (three and nine months ended March 31, 2021 - $0.43 million and $1.40 million, respectively) were capitalized under the project.

MANAGEMENT DISCUSSION AND ANALYSIS

This news release should be read in conjunction with the Company’s Management Discussion and Analysis (“MD&A”) and the unaudited condensed consolidated interim financial statements and notes thereto for the corresponding period, which have been filed with the Canadian Securities Administrators and are available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.newpacificmetals.com.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Resources (“NI 43-101”). The Qualified Person has verified the information disclosed herein and are not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects, including the flagship Silver Sand Project, the Silverstrike Project and the Carangas Project, all of which are located in Bolivia. The Company is focused on progressing the development of the Silver Sand Project, exploring the Carangas broad silver-gold Project, recently discovered in 2021 and initiating the exploration of the historic silver mining district of the Silverstrike Project.

For further information, please contact:

New Pacific Metals Corp. Investor Relations
Phone: (604) 633-1368
U.S. & Canada toll-free: 1 (877) 631-0593
E-mail: investor@newpacificmetals.com
www.newpacificmetals.com

To receive company news by e-mail, please register using New Pacific’s website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; timing and content of the PEA, and estimates of the Company’s revenues and capital expenditures.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended June 30, 2021 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company’s ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company’s Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101.

Accordingly, information contained in this news release and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.